UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35063 / December 4, 2023

In the Matter of

Kayne Anderson Energy Infrastructure Fund, Inc.
Kayne Anderson Nextgen Energy & Infrastructure, Inc.
Kayne Anderson BDC, Inc.
Kayne DL 2021, Inc.
Kayne Anderson Capital Income Partners (QP), L.P.
Kayne Anderson Infrastructure Income Fund, L.P.
Kayne Anderson Midstream Institutional Fund, L.P.
Kayne Anderson MLP Fund, L.P.
Kayne Equity Yield Strategies, L.P.
Kayne Simplified Midstream, L.P.
Kayne Senior Credit Fund III, L.P.
Kayne Senior Credit III Offshore Fund, L.P.
Kayne Liquid Credit Fund, L.P.
KA Credit Advisors, LLC
KA Credit Advisors II, LLC
KA Fund Advisors, LLC
Kayne Anderson Capital Advisors, L.P.
Kayne Anderson Fund Advisors, LLC
Kayne Senior Credit III Manager, L.P.
Kayne Senior Credit Funding III, LLC
Kayne Senior Credit Funding III Offshore, LLC
Kayne Senior Credit III Mini-Master Fund, L.P.
Kayne Senior Credit IV Manager, L.P.
Kayne Senior Credit Fund IV, L.P.
Kayne Senior Credit IV Mini-Master Fund, L.P.
Kayne Senior Credit IV Offshore Fund, L.P.
KAEFTX VII, LLC
KAEFTX VIII, LLC
KARE Manager Holdings, L.P.
KPEIF II GP, LLC
HPK Partners, LLC
Kayne Anderson Energy Fund VII, L.P.
Kayne Anderson Energy Fund VIII, L.P.
Kayne Anderson Real Estate Debt IV, L.P.
Kayne Anderson Renewable Energy Transition Fund, L.P.

Kayne Anderson Renewable Infrastructure Partners, L.P.
Kayne Private Energy Income Fund II, L.P.
Kayne Private Energy Income Fund II-B, L.P.
Kayne Senior Credit Funding IV, LLC
Kayne Senior Credit Funding IV Offshore, LLC

1800 Avenue of the Stars, Third Floor
Los Angeles, CA 90067

(812-15392)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Kayne Anderson Energy Infrastructure Fund, Inc., et al. filed an application on October 3, 2022, and amendments to the application on June 9, 2023, and August 10, 2023, requesting an order to amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the Prior Order permitted certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On November 6, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 35046). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Kayne Anderson Energy Infrastructure Fund, Inc., et al. (File No. 812-15392) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.